A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in the Form SB-2 of Lexington Energy Services Inc. (the "Company"), of our report of April 20, 2006 on the financial statements as of November 30, 2005 and for the period from March 30, 2005 (Date of Inception) to November 30, 2005. We also consent to the reference to our firm under the heading “Experts” in the Form SB-2. Our report dated April 20, 2006 contains additional comments that state that conditions and events exist that cast substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Vancouver, Canada December 20, 2006	/s/ AMISANO HANSON CHARTERED ACCOUNTANTS

750 WEST PENDER STREET, SUITE 604 VANCOUVER CANADA V6C 2T7	TELEPHONE: 604-689-0188 FACSIMILE: 604-689-9773 E-MAIL: amishan@telus.net